Alan P. Baden  abaden@velaw.com
Tel 212.237.0001  Fax 917.849.5337

May 18, 2010

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St, N.E.

Washington, D.C.  20549

Telephone Number: 202.551.3611

Re:                             Global Partners LP
Registration Statement on Form S-3
Filed March 30, 2010
File No. 333-165789

Dear Ms. Parker:

On behalf of Global Partners LP (the “Partnership”) and other registrants listed (together with the Partnership, the “Registrants”) on the cover page of the registration statement mentioned above (the “Registration Statement”), this letter sets forth the Registrants’ response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated May 4, 2010.  For your convenience, the comment provided by the Staff has been repeated in bold type exactly as set forth in the comment letter.  The Registrants’ response to the comment is set forth immediately below the text of the comment.  A copy of this letter has been furnished through EDGAR as correspondence.  In addition, the Registrants have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced Registration Statement, each of which will be marked to show changes from the original filing.

Form S-3

General

1.                        We note your response to our letter dated April 16, 2010.  We also note your discussion on page 53 of the Form S-3 regarding deemed distributions of cash.  We further note the risk factor discussion in the Form 10-K incorporated by reference into the Form S-3 which states that “Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who

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received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount.”  Please expand the risk factor section in the Form S-3 to discuss the nonassessability qualification found in your legal opinion relating to the common units that are being offered on this registration statement.  In the new risk factor, please discuss the impact of the deemed distributions, if any.  For example, if true, please disclose that investors may be liable for deemed distributions for which they do not actually receive cash.

Response:  The Registration Statement has been revised accordingly.  Please see page 6 of Amendment 1.

If you have any questions or comments, please contact me at (212) 237-0001 or Brenda Lenahan of our firm at (212) 237-0133.

Sincerely,

/s/ Alan P. Baden
Alan P. Baden

cc:	Sean Donahue
Edward J. Faneuil
Brenda Lenahan